SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING

         (Check One):  [x] Form 10-K  [ ] Form 11-K  [ ] Form 20F  [ ] Form 10-Q

[  ] Form N-SAR

         For Period Ended:  December 31, 2003

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K


         For the Transition Period Ended:
                                          --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Medical Staffing Solutions, Inc.
                          --------------------------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number): 8150 Leesburg Pike,
                                                           --------------------
Suite 1200
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City, state and zip code:  Vienna, Virginia  22182
                           -----------------------


                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12B-25



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to unforeseeable circumstances which caused a delay in preparing the financial statements for the period ended December 31, 2003, the Registrant respectfully requests an extension of the filing date of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

                                     PART IV
                                OTHER INFORMATION

     1.   Name and telephone number of person to contact in regard to this
          notification:     B.B. Sahay     (703)            641-8890
                                (Name)  (Area code)    (Telephone number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [ X ]  Yes  [  ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ X ]  Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Because there was a change in control and a change in the operations of the Registrant on September 25, 2003 as a result of a share exchange transaction, which is more fully described in the Form 8-K filed on October 1, 2003 and the Form 8-K/A filed on December 31, 2003, the results of the Registrant for the fiscal year ended December 31, 2003 are significantly different from the results of the Registrant for the fiscal year ended December 31, 2002.

         The pro forma financial statements required as a result of the share exchange transaction were filed on Form 8-K/A on December 31, 2003. The Registrant anticipates that revenues and net loss for the fiscal year ended December 31, 2003 shall be $8,385,675 and $293,624, respectively, compared with revenues and net loss of the Registrant of $0 and $22,729, respectively, for the fiscal year ended December 31, 2002 prior to the share exchange transaction. Total assets and total liabilities as of December 31, 2003 are anticipated to be $1,684,018 and $3,523,418, respectively, compared to total assets and total liabilities as of December 31, 2002 prior to the share exchange transaction of $2,667 and $0, respectively.

                                                                     FORM 12B-25



                        Medical Staffing Solutions, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  March 30, 2004       By:  /s/  B.B. Sahay
                                ------------------------------------------------
                                  B.B. Sahay, Chief Executive Officer & Chairman



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